Exhibit 99.1

FOR IMMEDIATE RELEASE:

Nov. 23, 2015

DIEBOLD AND WINCOR NIXDORF TO COMBINE, CREATING PREMIER SELF-SERVICE COMPANY FOR FINANCIAL AND RETAIL MARKETS

•	Companies have entered into a business combination agreement in which Diebold will launch a voluntary public tender offer for all of Wincor Nixdorf’s outstanding shares

•	Brings together leading global innovators in banking and retail technologies in rapidly transforming industries

•	Combined company will deliver fully integrated and transformative solutions in value-added services, branch automation and omnichannel experiences

•	Both companies share a common strategic focus on growing services and software, and have highly complementary offerings, geographic presence and customer bases

•	Diebold will offer Wincor Nixdorf shareholders €38.98 in cash plus 0.434 Diebold common shares per Wincor Nixdorf share[1]

•	Transaction values Wincor Nixdorf, including net debt, at approximately $1.8 billion, or €1.7 billion[2]

•	Transaction expected to yield approximately $160 million of annual cost synergies, and the combined company will target non-GAAP operating margin[3] in excess of 9 percent by the end of the third full year following completion of the transaction

NORTH CANTON, Ohio and PADERBORN, Germany – Diebold, Incorporated (NYSE:DBD), a global leader in providing self-service delivery, value-added services and software primarily to the financial industry, and Wincor Nixdorf AG (FWB: WIN), a leading provider of IT solutions and services to banks and the retail industry, today announced that the companies have entered into a business combination agreement. Pursuant to the business combination agreement, Diebold will launch a voluntary public tender offer to all shareholders of Wincor Nixdorf. Under the terms of the agreement, Diebold will offer Wincor Nixdorf shareholders €38.98 in cash plus 0.434 Diebold common shares per Wincor Nixdorf share1. This transaction values Wincor Nixdorf, including net debt, at approximately $1.8 billion, or €1.7 billion2.

The combined company had pro forma revenue of approximately $5.2 billion, or €4.8 billion4, for the trailing 12 months ended Sept. 30, 2015, excluding revenue attributable to Diebold’s North America electronic security business, which it recently agreed to divest. Following completion of the offer and subject to certain approvals, the combined company will be named Diebold Nixdorf, with common shares publicly listed on the New York Stock Exchange and the Frankfurt Stock Exchange. The combined company will have registered offices in North Canton, Ohio, U.S. and will be operated from headquarters in North Canton and Paderborn, Germany.

The combination brings together leading innovators in value-added services, branch automation and omnichannel experiences to create an industry leader focused on the entire value chain — consult, design, build and operate — to help financial institutions and retailers succeed in their business transformation journey. The combined company will build upon the two companies’ shared vision that services and software drive the consumer experience and enable customers to differentiate themselves in an evolving industry. The combined company will pursue a growing total addressable market of approximately $60 billion, according to independent market estimates and Diebold internal analysis.

Combined Company to Deliver More Services and Innovation to the Market

“The rate of change we see in our industry is unprecedented, and by leveraging innovative solutions and talent from both organizations we will have the scale, strength and flexibility to help our customers through their own business transformation,” said Andy W. Mattes, Diebold president and chief executive officer (CEO). “Our new company will be well positioned for growth in high-value services and software — particularly in the areas of managed services, branch automation, mobile and omnichannel solutions — across a broader customer base. This combination was made possible through the successes we have had and continue to create in the Diebold 2.0 transformation plan. We have a history of collaboration with Wincor Nixdorf, and our shared approach will help drive a successful integration and minimize disruption. I am very excited about the many opportunities we will create together.”

“The combination of Diebold and Wincor Nixdorf is an exciting opportunity for both companies to shape the future of banking and retail solutions. Together, we can even better leverage the potential of a rapidly changing banking and retail market due to our strong combined R&D expertise. With our complementary geographic presence, we will be even closer to customers worldwide. Our common view of omnichannel software solutions will enable us to create a best-in-class customer experience to support banks and retailers to cope with challenges of digitalization,” said Eckard Heidloff, CEO, Wincor Nixdorf. “Furthermore, we are convinced that our employees will benefit from being part of an even stronger, more global organization that is well positioned for the age of digitalization.”

Highly complementary geographies, customers and solutions

The two companies share a complementary geographic reach across the Americas, EMEA and within Asia, along with strong, trusted brands backed by best-in-breed engineering. Diebold is a leading player in the Americas, whereas Wincor Nixdorf is a leading player in Europe. These two regions are also key drivers for innovation and digital transformation — both in banking and retail.

The combined company’s collective capabilities and established global market presence will offer a broader range of services and solutions across its customer base. Growth in both the software and services segments is expected to be accelerated by the combined, expanded installed base of nearly one million automated teller machines (ATMs) worldwide to the benefit of the customers. The combined company’s strong service presence will also benefit Wincor Nixdorf’s retail business.

Agreement Approved by Boards of Both Companies

Under the terms of the business combination agreement, which has been approved by Diebold’s board of directors and Wincor Nixdorf’s supervisory board, Diebold will launch a voluntary public tender offer for all outstanding shares of Wincor Nixdorf. The offer consideration will consist of €38.98 in cash plus 0.434 Diebold shares per Wincor Nixdorf share.

Based on the volume-weighted average share price of Diebold shares over the last five trading days prior to Oct. 17, 2015, the day on which the companies confirmed entry into a non-binding term sheet for a proposed business combination, the total offer consideration represented an implied value of €52.50 per Wincor Nixdorf share. This implied value represents a premium of approximately 35 percent over Wincor Nixdorf’s closing share price as of Oct. 16, 2015, and a premium of approximately 42 percent over the volume-weighted average price per share over the last three months preceding that date. The corresponding enterprise value including net debt amounts to approximately $1.8 billion, or €1.7 billion, under these terms.

Under the business combination agreement, the existing transformation program at Wincor Nixdorf will be supported by Diebold and will proceed as planned. The parties have agreed that there will be no material workforce reductions in Germany beyond this existing program as a result of the transaction. Furthermore, all labor-related laws and regulations will be respected and co-determination on the German supervisory board level shall remain unchanged.

Following the completion of the transaction, the combined company plans to deliver approximately $160 million of annual cost synergies and will target a non-GAAP operating margin in excess of 9 percent by the end of the third full year. In addition, the transaction is expected to be accretive to non-GAAP earnings per share5 in the second year, excluding integration costs.

The terms of the voluntary public tender offer were subject to thorough analysis by Wincor Nixdorf’s supervisory board and management board as required by their fiduciary duties. The management board and supervisory board of Wincor Nixdorf consider the offer consideration proposed by Diebold fair for shareholders and the overall agreement in the best interest of Wincor Nixdorf, its shareholders, employees and other stakeholders and therefore intend to recommend the offer.

Equal Representation on the Executive Committee

Diebold’s Mattes, 54, will be CEO of the combined company. Wincor Nixdorf’s Heidloff, 59, will be president. Christopher C. Chapman, 41, the current Diebold chief financial officer (CFO), will serve as CFO of the combined company, and Jürgen Wunram, 57, Wincor Nixdorf CFO, will serve as chief integration officer and will represent the retail business in the executive committee. In total, the combined company’s executive committee of eight will be equally represented by business leaders from both Diebold and Wincor Nixdorf, including the four executives mentioned above.

Following the closing it is anticipated that along with the existing Diebold board members, three new directors will join the board of the combined company: Dr. Alexander Dibelius, chairman of the supervisory board of Wincor Nixdorf, Dr. Dieter Düsedau, member of the supervisory board of Wincor Nixdorf, and Eckard Heidloff. Also, to facilitate the integration, it is intended that three Diebold executives will join the supervisory board of Wincor Nixdorf upon closing.

Transaction Structure

The transaction will be implemented through a voluntary public tender offer for all outstanding shares of Wincor Nixdorf. Diebold expects the offer to commence during the first quarter of 2016 after filing of Diebold’s registration statement on Form S-4 with the U.S. Securities and Exchange Commission and approval of the offer document by the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht / BaFin). The offer is subject to certain closing conditions, including regulatory approvals and a minimum acceptance threshold of c. 67.6 percent of all existing Wincor Nixdorf ordinary shares (this corresponds, after deduction of treasury shares held by Wincor Nixdorf which will not be tendered, to c. 75 percent of all current voting stock (outstanding shares)).

Given that the mixed consideration consisting of cash and stock is offered by a US corporation, Diebold, Inc. does not expect that German withholding tax will apply to Wincor Nixdorf shareholders who are not tax-resident in Germany (unless the Wincor Nixdorf shares are held as part of business assets in Germany). For Wincor Nixdorf shareholders tax resident in Germany, the tax treatment of the voluntary public tender offer will follow generally applicable German tax principles, which may include German taxation of the cash component of the consideration as a dividend for certain shareholders tax-resident in Germany. A general summary of material tax consequences related to the participation in the voluntary public tender offer will be published as part of the offer documentation. For an individual analysis of their personal tax situation in connection with the acceptance of the voluntary public takeover offer, Wincor Nixdorf shareholders are advised to consult their tax advisors.

Upon successful completion of the offer and regulatory approvals, Diebold will consolidate the financial results of Wincor Nixdorf, and Diebold’s earnings will reflect its proportionate share of Wincor Nixdorf’s earnings.

Financing the Transaction

Diebold has committed financing in place. In addition to cash on hand, Diebold expects to raise approximately $2.8 billion to fund the transaction, refinance existing debt of both companies and provide liquidity. This permanent financing is expected to be comprised of a $0.5 billion senior secured revolver and $2.3 billion of senior secured term loans and unsecured notes.

Following the transaction close, the pro forma balance sheet is expected to have net debt/EBITDA of approximately 4x6. The combined company intends to shift its capital allocation plans to focus on deleveraging the balance sheet to be consistently below 3x net debt/EBITDA by the end of year three. Commensurate with this approach and after the transaction closes, the combined company intends to pay a dividend per share at a rate of approximately one-third of Diebold’s current annual cash dividend per share, subject to market and other conditions. Moving forward, paying a dividend remains a part of the combined company’s philosophy of returning value to shareholders.

Credit Suisse and J.P. Morgan acted as financial advisers to Diebold, along with Sullivan & Cromwell LLP, who served as legal adviser. J.P. Morgan and Credit Suisse are also providing committed financing for the transaction. Goldman Sachs acted as financial adviser to Wincor Nixdorf, along with Freshfields Bruckhaus Deringer LLP, who served as legal adviser.

Details for Joint Press Call

The companies will jointly present their plans for the business combination on a media call taking place today at 10:00 a.m. CET (4:00 a.m. EST). The media call will take place in German. Participants should ask to join the “Diebold and Wincor Nixdorf Media Call”. Details on the call are as follows:

Germany Toll free: 0800 673 7932

US/CAN Toll free: 1 866 966 5335

UK Toll free: 0808 109 0700

Int’l Toll: +44 (0) 20 3003 2666

Diebold Analyst Call Details

Diebold will hold an analyst conference call to present this business combination during a webcast and conference call today at 8:00 a.m. EST (2:00 p.m. CET). Both the presentation and access to the call are available via Diebold’s website at http://www.diebold.com/DieboldWincor. A replay of the call will also be available on this website. The conference call will last approximately one hour. Participants should plan to dial in 10 minutes prior to the session. Details on the call are as follows:

US/CAN Toll free: 1 877 397 0292

Int’l Toll: +1 719 325 4894

Conference ID: 6742172

Wincor Nixdorf Analyst Call Details

Wincor Nixdorf will hold an analyst conference call to present this business combination today at 11:30 a.m. EST (5:30 p.m. CET). The dial-in number is as follows:

Int’l Toll: +49-(0) 69-271340171.

Diebold Contacts

Media Relations Mike Jacobsen, APR +1 330 490 3796 michael.jacobsen@diebold.com	Investor Relations Steve Virostek +1 330 490 6319 stephen.virostek@diebold.com

Felix Morlock, Brunswick Group (Germany) +49 69 2400 5510 fmorlock@brunswickgroup.com

Cindy Leggett-Flynn, Brunswick Group (U.S.) +1 212 333 3810 clf@brunswickgroup.com

Wincor Nixdorf Contacts

Media Relations Andreas Bruck +49 5251 693 5200 andreas.bruck@wincor-nixdorf.com	Investor Relations Dr. Sabine Brummel +49 5251 693 5050 sabine.brummel@wincor-nixdorf.com

About Diebold

Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money - bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 16,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at www.diebold.com or on Twitter: http://twitter.com/DieboldInc.

About Wincor Nixdorf

Wincor Nixdorf is one of the world’s leading providers of IT solutions and services to retail banks and the retail industry. The main focus of the group’s comprehensive portfolio lies on business process optimization, especially in the branch operations of both sectors. Wincor Nixdorf has established a presence in around 130 countries around the globe, giving it an outstanding profile when it comes to customer proximity. The parent company has subsidiaries in 42 countries. The company also places great importance on building close relationships with sales partners that have an excellent knowledge of the local requirements and conditions on the customer side. Wincor Nixdorf has a total workforce of around 9,000 people. Over half of those are based outside Germany.

NOTES

[1]	Calculated using fixed exchange ratio and five-day volume weighted average price of Diebold shares prior to Oct. 17, 2015 announcement that both companies had signed a non-binding term sheet regarding a potential business combination. Diebold’s five-day volume weighted average price was converted to euros using an exchange rate of 1.07 U.S. dollars to the euro. Shareholders of Wincor Nixdorf are advised to consult their tax advisors regarding the tax consequences in connection with the acceptance of the voluntary public tender offer.
[2]	The exchange rate used to calculate total consideration and transaction value was 1.07 U.S. dollars to the euro.

[3]	Non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items.
[4]	Diebold prepares its financial statements in accordance with US GAAP while Wincor Nixdorf prepares its financial statements in accordance with IFRS. Revenues are derived from the combined revenues of both companies for the trailing 12 months, before making adjustments to convert Wincor Nixdorf’s financial results from IFRS to US GAAP. Wincor Nixdorf revenue has been converted at an exchange rate of 1.09 U.S. dollars to the euro.
[5]	Non-GAAP earnings per share is GAAP earnings adjusted for restructuring and non-routine items compared to the combined company’s outstanding shares.
[6]	Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio assumes that the North American Electronic Security business has been divested.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include a prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation will be published via an electronically operated information distribution system in the United States.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication outlines certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. The discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This press release is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.

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